ABIGAIL J MURRAY 312-609-7796 amurray@vedderprice.com

November 3, 2011

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kieran Brown

Christina DiAngelo

Re:	Nuveen Strategy Funds, Inc. (the “Registrant”);
File No. 333-176929

To The Commission:

On behalf of the Registrant, this letter is in response to the comments provided by the staff of the Securities and Exchange Commission to the undersigned on November 1, 2011 with respect to Pre-Effective Amendment No. 1 to the Registrant’s Registration Statement filed on October 21, 2011, relating to the issuance of shares in connection with the proposed reorganization (the “Reorganization”) of Nuveen Moderate Allocation Fund (“Acquired Fund”) into Nuveen Strategy Balanced Allocation Fund (“Acquiring Fund”). The Acquiring Fund and Acquired Fund are referred to herein each as a “Fund” and collectively as the “Funds.” Set forth below are the comments and the Registrant’s responses.

(1)	Comment: In regards to the discussion comparing each Fund’s fundamental investment restrictions, with respect to the Acquiring Fund’s concentration policy, please add language as to the Fund’s policy regarding industry concentration of the underlying funds in which it invests.

Response: In response to the staff’s comment, the Registrant has revised the disclosure to read:

Both Funds are diversified funds and have adopted a policy of not concentrating their investments in any industry. The Acquiring Fund does not consider investing in investment companies that in turn concentrate their investments in one or more industries to violate its concentration policy. Following the completion of the Reorganization, the combined fund will take into account the portfolio holdings of its affiliated underlying funds and unaffiliated underlying exchange-traded funds for purposes of its concentration policy.

Securities and Exchange Commission

November 3, 2011

(2)	Comment: Similar to the biography for Mr. David R. Cline, please add information as to Mr. James A. Colon’s experience prior to becoming a portfolio manager of the Funds in May 2011.

Response: The Registrant has added the requested disclosure.

(3)	Comment: A footnote to the fee table indicates that the Acquired Fund’s fee waiver and expense reimbursement arrangement is in place only through October 31, 2012. As the Registration Statement was not effective on or prior to October 31, 2011, please remove the discussion of the arrangement as it will not be in effect for one year from the effective date of the Registration Statement.

Response: The Registrant has revised the footnote to indicate that the Acquired Fund’s fee waiver and expense reimbursement arrangement is in place through November 30, 2012.

(4)	Comment: The Registration Statement indicates that Nuveen will pay all expenses associated with the Reorganization. Please revise footnote 1 to the fee table, which currently states that pro forma expenses of the combined fund do not include the expenses to be charged to the Funds.

Response: The Registrant has revised footnote 1 to the fee table in response to the staff’s comments.

(5)	Comment: Please add disclosure to the federal income tax discussion that the Funds will receive an opinion to the effect that the Reorganization will qualify as a tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code, as amended, and that accordingly, it is expected that no Fund will recognize gain or loss for federal income tax purposes as a direct result of the Reorganization.

Response: In response to the staff’s comment, the Registrant has revised the “Certain Federal Income Tax Consequences of the Reorganization” section, in part, to read:

As a condition to closing, the Funds will receive an opinion from Vedder Price P.C. (which will be based on certain factual representations and certain customary assumptions and exclusions) substantially to the effect that the Reorganization will qualify as a

Securities and Exchange Commission

November 3, 2011

tax-free reorganization under Section 368(a)(1) of the Internal Revenue Code of 1986, as amended (the “Code”). Accordingly, it is expected that no Fund will recognize gain or loss for federal income tax purposes as a direct result of the Reorganization.

Please direct your questions and/or comments regarding this filing to the undersigned at (312) 609-7796.

Sincerely,

/s/Abigail J. Murray